

Mail Stop 3561

December 19, 2017

David W. Grzebinski
Chief Financial Officer
Kirby Corporation
55 Waugh Drive
Suite 1000
Houston, TX 77007

>   **Re: Kirby Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 23, 2017**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2017**
>   **Filed November 8, 2017**
>   **File No. 001-07615**

Dear Mr. Grzebinski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis
Cash Flow and Capital Expenditures, page 38

1. Net cash provided by operating activities in 2016 decreased by 21%, or approximately $107 million, from 2015. Your analysis cites non-cash expenses, a decrease in accrual based net earnings (which includes the non-cash expenses), and a change in operating assets and liabilities as factors for the decrease. Please provide a more robust analysis for the decrease.   Your analysis should address the material drivers underlying factors cited. Note that citing noncash items as well as net earnings and changes in assets and liabilities may not provide a sufficient basis to understand how actual operating cash was impacted. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Please provide us

with a copy of your intended revised disclosure. Additionally, please conform the disclosure contained in your interim period filings.

Controls and Procedures
Disclosure Controls and Procedures, page 60

2. Your conclusion refers only to a portion of disclosure controls and procedures defined by Exchange Act Rules 13a-15(e) and 15d-15(e). In this regard, it appears your conclusion applies only to the portion referred to. Please confirm to us and revise to clarify, if true, that your conclusion is in regard to the entirety of disclosure controls and procedures as defined. Additionally, please conform the disclosure in regard to controls and procedures contained in your interim period filings.

Form 10-Q for Fiscal Quarter Ended September 30, 2017

Management's Discussion and Analysis
Distribution and Services, page 22

3. We note each of distribution and services segment revenue and segment profit for 2015 decreased 39% and 68%, respectively, compared to 2014. We note the decline in this segment's operations continued in 2016 with each of revenue and segment profit for 2016 decreasing 38% and 83%, respectively, compared to 2015. We further note the significant- increase in this segment's revenue and segment profit for the nine months ended September 30, 2017, and the operating margin for this period was 10.2% compared with margins of 7.5%, 3.9%, and 1.1% for the 2014, 2015, and 2016 annual periods, respectively. If recent significant growth in this segment is indicative of a material known trend, please explain to us in detail the reasons for this trend and provide a detailed discussion in your filing identifying and explaining this trend, including your assessment of the specific factors underlying this trend, and whether they are indicative of future segment operating results. See the lead in paragraph of Item 303(b) and Item 303(a)(3)(ii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure